QuickLinks -- Click here to rapidly navigate through this document

[Protective Life Letterhead]

MAX BERUEFFY
Senior Associate Counsel
Writer's Direct Number: (205) 268-3581
Facsimile Number: (205) 268-3597
Toll-Free Number: (800) 627-0220

October 21, 2008

VIA EDGAR AND E-MAIL

Craig Ruckman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
 ruckmanc@sec.gov

  Re:
  Protective Life Insurance Company
  Protective Variable Annuity Separate Account, No. 811-8108
  ProtectiveRewards Elite, No. 333-153041
  Initial Registration Statement on Form N-4

    Protective Life and Annuity Insurance Company
    Variable Annuity Account A of Protective Life, No. 811-8537
    ProtectiveRewards Elite NY, No. 333-153043
    Initial Registration Statement on Form N-4

Dear Mr. Ruckman:

        On behalf of Protective Life Insurance Company and Protective Life and Annuity Insurance Company (together, the "Companies"), as well as Protective Variable Annuity Separate Account and Variable Annuity Account A of Protective Life (together, the "Separate Accounts"), this letter responds to comments with respect to the above-referenced filings that you conveyed to us by letter dated October 14, 2008. In addition, enclosed for your convenience are revised pages from the above-referenced ProtectiveRewards Elite filing, marked to reflect changes made in response to Staff comments. The Companies propose to make the same changes to the pre-effective amendment filing for ProtectiveRewards Elite NY.

        After you have reviewed this letter and the proposed revisions, the Companies intend to file with the Securities and Exchange Commission Pre-Effective Amendment Number 1 to each of the above-referenced filings. Acceleration requests from each Company and from the principal underwriter will accompany these pre-effective amendments.

        The following paragraphs provide the Companies' response to each comment raised by the Commission Staff. For the Staff's convenience, each of the Staff's comments is set forth in full below, and then the response follows.

1.     General

  a.
  Comment:    Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

    Response:    There are no guarantees or support agreements with third parties to support any of the Companies' guarantees under the contracts. The Companies will be primarily responsible for paying out on any guarantees associated with a contract.

  b.
  Comment:    Please clarify supplementally that the contract name on the front cover of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

    Response:    The contract name on the front cover of the prospectus in each of the filings is and will continue to be the same as the EDGAR class identifiers associated with each contract.

2.     Summary (pages 8-11)

  a.
  Comment.    On page 10 the prospectus briefly describes the allocation restrictions applicable under the SecurePay rider. This discussion describes four model portfolios in which the contractowner must invest, however, the disclosure on page 42 only describes allocation restrictions that are based on general categories. Please resolve the apparent discrepancy.

    Response.    The prospectus has been revised on page 10 to remove any references to model portfolios, and now refers instead to the new allocation guidelines and restrictions under the SecurePay rider.

  b.
  Comment.    The prospectus indicates on page 42 that excessive withdrawals can adversely affect benefits available under the SecurePay rider. Please note this fact in the summary.

    Response.    The first paragraph under "What is the SecurePay rider?" in the summary includes the following disclosure: "Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits because we will reduce the benefit base and corresponding AWA." The Companies respectfully submit that this disclosure adequately provides that excessive withdrawals can adversely affect benefits available under the SecurePay rider, and, accordingly, have not revised the disclosure.

3.     The Contract (p. 22)

         Comment.    The prospectus notes that the contract may be issued on a group basis. Please revise the prospectus to clarify what rights are allocated to the owner of the group contract (e.g. terminations, investment allocations) and what rights reside with the individual certificate holder.

         Response.    The prospectus has been revised to indicate that individual certificate holders are entitled to exercise all rights and privileges provided under the Contract without the consent of the group Contract holder.

4.     Partial Automatic Withdrawals (p. 33)

         Comment.    The disclosure notes two conditions, only one of which need be satisfied, in order to participate in a partial automatic withdrawal plan. Given that the minimum required initial purchase payment is $25,000, which would thus always satisfy the first condition, please clarify the purpose the second condition serves. If the disclosure should properly be read to include an "and" in place of the "or", please make this revision.

         Response.    The prospectus has been revised to state that an owner must have at least $25,000 Contract Value as of the previous Contract Anniversary in order to participate in the partial automatic withdrawal plan; the $25,000 initial Purchase Payment requirement has been removed.

5.     Guaranteed Lifetime Withdrawal Benefit ("SecurePay") with RightTime Option (pp. 38-63)

  a.
  Comment.    The prospectus states on page 42 that withdrawals that are "not consistent" with the Allocation Guidelines and Restrictions will result in termination. The meaning of "not consistent" is not clear. Please revise this sentence to clarify what is intended.

    Response.    The prospectus has been revised on page 42 to indicate that the Companies will terminate the SecurePay rider if the contractowner allocates Purchase Payments or Contract Value, or takes withdrawals or partial surrenders, in a manner that "does not satisfy" the Allocation Guidelines and Restrictions. An example also has been provided for clarification.

  b.
  Comment.    The prospectus states on page 43 that contractowners "will not be able to make additional Purchase Payments or transfers of Contract Value until [their] current allocation instructions meet the Allocation Guidelines and Restrictions in effect at that time." Please clarify whether this restriction is applicable to Portfolio Rebalancing disclosed on page 44.

    Response.    The prospectus has been revised to clarify that portfolio rebalancing will not be impacted by any changes to the Allocation Guidelines and Restrictions.

6.     Tandy Representations

         Comment.    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

  •
  should the Commission or the staff acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

  •
  the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Response:    The Company represents that the requested acknowledgments will be included in the transmittal letters for the pre-effective amendment filings.

*    *    *

        We respectfully request that the Staff review this letter and the enclosed pages as soon as possible. As noted above, requests for acceleration from the Companies and from the principal underwriter will accompany the pre-effective amendment filings and seek acceleration of the effectiveness of the registration statements to October 31, 2008 or as soon as practicable thereafter. Any assistance you can provide to assist us in meeting this request would be very much appreciated.

        If you have any questions, or require any additional information, please contact me at 205.268.3581. You may also contact Elisabeth Bentzinger with Sutherland Asbill & Brennan at 202.383.0717. We thank you for your assistance with these filings.

Very truly yours,
/s/ Max Berueffy Max Berueffy

Attachment

cc.
Elisabeth Bentzinger, Esq.
Sutherland Asbill & Brennan

What is the SecurePay rider?	The SecurePay rider guarantees the right to make withdrawals based upon the value of a guaranteed lifetime withdrawal benefit base that may increase on your Contract Anniversary if your Contract Value has increased, but will remain fixed if the Contract Value has declined. These withdrawals may be made over the lifetime of persons designated under the rider, provided the rider's requirements are satisfied. Withdrawals may begin after the person(s) designated under the rider reaches age 59 1/2. Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits because we will reduce the benefit base and corresponding AWA. Under the rider, your options for allocating Purchase Payments and Contract Value will be restricted, as you must make all allocations in accordance with the Allocation by Investment Category program under the rider's Allocation Guidelines and Restrictions. The required allocations under the Allocation by Investment Category program may not be consistent with an aggressive investment strategy. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the SecurePay rider are probably not appropriate for you.

We also offer three additional SecurePay features that may be selected with the purchase of the SecurePay rider. The SecurePay R72 Benefit provides for potential increases in the guaranteed lifetime withdrawal benefit base of up to 7.2% each Contract Anniversary during a specified period, even if your Contract Value has not increased. The SecurePay Guaranteed Minimum Accumulation Benefit (GMAB) guarantees that your Contract Value will not be less than a minimum guaranteed amount at the end of a specified period, subject to certain conditions. You also may select both the SecurePay R72 Benefit and the SecurePay GMAB. We charge an additional fee if you select the SecurePay rider, and this fee is increased if you select any of the optional SecurePay benefits. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.")
What Annuity Options are available?
Currently, we apply the Annuity Value to an Annuity Option on the Annuity Commencement Date, unless you choose to receive the surrender value in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "Annuity Payments".)

Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another registered open-end management company or unit investment trust. The new funds may have higher fees and charges than the ones they replaced. Protective Life will not substitute any shares attributable to a Contract's interest in the Variable Account without notice and any necessary approval of the Securities and Exchange Commission and state insurance authorities.

        Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares of a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. We may make any new Sub-Accounts available to existing Owner(s) on a basis we determine. All Sub-Accounts and Funds may not be available to all classes of contracts.

        If we make any of these substitutions or changes, Protective Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owners and Annuitants, and subject to any approvals that applicable law may require, we may operate the Variable Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account that the 1940 Act or other applicable law or regulation requires.

DESCRIPTION OF THE CONTRACT

The following sections describe the Contracts currently being offered.

The Contract

        The ProtectiveRewards® Elite Variable Annuity Contract is a flexible premium deferred variable and fixed annuity contract issued by Protective Life. In certain states we offer the Contract as a group contract to eligible persons who have established accounts with certain broker-dealers that have entered into a distribution agreement with Protective Life to offer the Contract. In those states we may also offer the Contract to members of other eligible groups. In all other states, we offer the Contract as an individual contract. If you purchase an interest in a group Contract, you will receive a certificate evidencing your ownership interest in the group Contract. Otherwise, you will receive an individual Contract. If you are issued a certificate, you also will receive a copy of the Contract, and you will be entitled to exercise all rights and privileges provided under the Contract without the consent of the group Contract holder. See "Parties to the Contract" below.

Use of the Contract in Qualified Plans.

        You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), pension and profit sharing plans (including H.R. 10 Plans), and tax sheltered annuity plans. Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a Qualified Plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.

with the request, the partial surrender will be made from each Allocation Option based on the proportion that the value of each Allocation Option bears to the total Contract Value.

Cancellation of Accumulation Units.

        Surrenders and partial surrenders, including any surrender charges, will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account value.

Surrender and Partial Surrender Restrictions.

        The Owner's right to make surrenders and partial surrenders is subject to any restrictions imposed by applicable law or employee benefit plan.

        There are certain restrictions on surrenders and partial surrenders of Contracts used as funding vehicles for Code Section 403(b) retirement plans. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of:

  (i)
  contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

  (ii)
  earnings on those contributions; and

  (iii)
  earnings after December 31, 1988, on amounts attributable to salary reduction contributions held as of December 31, 1988.

        Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, severance from employment, disability, or hardship. In addition, income attributable to salary reduction contributions may not be distributed in the case of hardship.

        In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

Partial Automatic Withdrawals.

        Currently, we offer a partial automatic withdrawal plan. This plan allows you to pre-authorize periodic partial surrenders prior to the Annuity Commencement Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. In order to participate in the plan you must have a Contract Value as of the previous Contract Anniversary of at least $25,000.

        The partial automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments".) There may be federal and state income tax consequences to partial automatic withdrawals from the Contract, including the possible imposition of a 10% federal penalty tax if the surrender occurs before the Owner reaches age 59 1/2. You should consult your tax advisor before participating in any withdrawal program. (See "Taxation of Partial and Full Surrenders".)

        When you elect the partial automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Partial automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. If, during any Contract Year, the amount of the withdrawals exceeds the "penalty-free withdrawal amount" described in the "Surrender Charge" section of this prospectus, we will deduct a surrender charge where applicable. (See "Surrender Charge.") Partial automatic withdrawals will be below), partial surrenders will proportionally reduce the Benefit Base (and therefore the value of SecurePay Withdrawals), and only Purchase Payments made during the first two years following the Rider Effective Date will be included in the Benefit Base.

        Please consult your sales representative to discuss the appropriate time for you to purchase the SecurePay rider.

Maximum Age Limits for Selecting the SecurePay Rider

        The SecurePay rider is available prior to the Owner's 86th birthday (76th birthday if the Maximum Anniversary Value Death Benefit was selected) at the time they purchase the Contract or prior to the Owner's 86th birthday for Owners who purchase the SecurePay rider under the RightTimeSM option. In the case of joint Owners, the age of the older Owner determines eligibility. Where the Owner is a corporation, partnership, company, trust, or other "non-natural person," eligibility is determined by the age of the Annuitant.

Allocation Guidelines and Restrictions

        If you select a SecurePay rider, you must allocate your Contract Value and Purchase Payments among the three categories of Sub-Accounts listed below, or you may allocate your Purchase Payments to the dollar cost averaging ("DCA") Fixed Account(s), provided that transfers from the DCA Fixed Account are allocated to the Sub-Accounts in accordance with these Allocation Guidelines and Restrictions.

        The following SecurePay Allocation Guidelines and Restrictions specify the minimum and maximum percentages of your Contract Value that must be allocated to each category for you to remain eligible for benefits under the SecurePay rider. You can select the percentage of Contract Value to allocate to individual Sub-Accounts within each group, but the total investment for all Sub-Accounts in a group must comply with the specified minimum and maximum percentages for that group.

        If you desire to change your allocation percentages, you may submit new allocation instructions to us in writing. If you instruct us to allocate Purchase Payments or Contract Value, or to take withdrawals or partial surrenders, in a manner that does not satisfy these Allocation Guidelines and Restrictions (a "Prohibited Allocation Instruction"), we will terminate your SecurePay rider. For example, if you instruct us to transfer 40% of your Contract Value to the Fidelity VIP Contrafund Sub-Account, we will consider this to be a Prohibited Allocation Instruction because the maximum allocation you may make to the Sub-Accounts in Category 3 is 30% of your Contract Value. If we terminate your SecurePay rider due to a Prohibited Allocation Instruction, you may reinstate the rider subject to certain conditions. See "Reinstating the SecurePay Rider Within 30 Days of Termination."

        These Allocation Guidelines and Restrictions may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if they are consistent with your investment objectives.

        NOTE: You may not allocate any of your Purchase Payments or Contract Value to the Guaranteed Account.

Allocation by Investment Category
Category 1
Minimum Allocation: 35%
Maximum Allocation: 100%

Fidelity VIP Investment Grade Bond	Oppenheimer Money Fund
Franklin US Government	Oppenheimer Strategic Bond
Lord Abbett Bond Debenture	Van Kampen Government

Category 2
Minimum Allocation: 0%
Maximum Allocation: 65%

Fidelity VIP Freedom Fund 2015	Lord Abbett America's Value
Franklin Income	Lord Abbett Growth and Income
MFS Total Return	Lord Abbett Large Cap
American Asset Allocation	MFS Investors Growth
Fidelity VIP Equity Income	MFS Investors Trust
Fidelity VIP Freedom Funds 2020	Mutual Shares
Fidelity VIP Index 500	Oppenheimer Main Street
Franklin Rising Dividends	Van Kampen Comstock
Goldman Sachs Capital Growth	Van Kampen Growth and Income
Goldman Sachs Growth & Income	Van Kampen UIF Equity & Income
Goldman Sachs Structured US Equity

Category 3
Minimum Allocation: 0%
Maximum Allocation: 30%

Fidelity VIP Contrafund	MFS Utilities
Fidelity VIP Growth	Oppenheimer Capital Appreciation
Fidelity VIP Mid Cap	Oppenheimer Global Securities
Franklin Flex Cap Growth	Oppenheimer High Income
Franklin Small-Mid Cap Growth	Oppenheimer MidCap
Goldman Sachs Strategic Intl. Equity	Templeton Foreign
Goldman Sachs Structured Small Cap Equity	Templeton Global Income
Lord Abbett Growth Opportunities	Templeton Growth
Lord Abbett International	Van Kampen Mid Cap Growth
Lord Abbett Mid-Cap Value	Van Kampen Enterprise
MFS Growth	Van Kampen Capital Growth
MFS New Discovery	Van Kampen UIF Global Real Estate
MFS Research	Van Kampen UIF International Growth

         Changes to the Allocation Guidelines and Restrictions.    We determine in our sole discretion whether a Sub-Account is classified as Category 1, Category 2, or Category 3. If we change the classification of a Sub-Account, any change in classification will only take effect as to your Contract in the event you make a new Purchase Payment or request a transfer of Contract Value (this does not include transfers made to reallocate your Contract Value under the portfolio rebalancing program). We will provide you with prior written notice of any changes in classification of investment options. We may change the list of Sub-Accounts in a group, change the number of groups, change the minimum or maximum percentages of Contract Value allowed in a group, or change the investment options that are or are not available to you, at any time, in our sole discretion. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under the SecurePay rider.

        If you receive notice of a change to the Allocation Guidelines and Restrictions, you are not required to take any action. We will apply the new Allocation Guidelines and Restrictions to additional Purchase Payments or future transfers of Contract Value only (not including transfers made to reallocate your Contract Value under the portfolio rebalancing program). However, you will not be able to make additional Purchase Payments or transfers of Contract Value until your current allocation instructions meet the Allocation Guidelines and Restrictions in effect at that time (although you will still be required to participate in the portfolio rebalancing program).

         Portfolio Rebalancing.    You must elect portfolio rebalancing if you select the SecurePay rider. Under this program, we will "re-balance" your Contract Value based on your allocation instructions in effect at the time of the rebalancing. You may specify rebalancing on a quarterly, semi-annual, or annual basis. If you do not specify the period, we will rebalance your Contract Value annually. We will also rebalance your Contract Value when we receive a subsequent Purchase Payment that is accompanied by new allocation instructions. (See "Portfolio Rebalancing.")

        Confirmation of the rebalancing will appear on your quarterly statement and you will not receive an individual confirmation after each reallocation. We reserve the right to change the rebalancing frequency, at any time, in our sole discretion, but we will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change in frequency.

        If you terminate the rebalancing of your Contract Value, we will consider this to be a Prohibited Allocation Instruction and we will terminate your SecurePay rider.

Beginning Your SecurePay Withdrawals

        You must submit a completed SecurePay Benefit Election Form to our administrative office to establish the Benefit Election Date and begin taking SecurePay Withdrawals under the rider.

  •
  Even though the SecurePay rider is in effect as of the Rider Effective Date and we begin the SecurePay Fee deductions on that date, any partial surrenders made before we receive your SecurePay Benefit Election Form will not qualify as SecurePay Withdrawals.

        You should carefully consider when to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

  •
  The Benefit Election Date may not be earlier than the date the Covered Person (or the younger Covered Person if a Joint Life Coverage option is selected) reaches age 59 1/2 or older. We require due proof of age before the first SecurePay Withdrawal is permitted.

  •
  All Contract withdrawals taken on or after the Benefit Election Date are considered either SecurePay Withdrawals or Excess Withdrawals and are subject to the Annual Withdrawal Amount.

  •
  You may not make additional Purchase Payments on or after the Benefit Election Date. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another Contract, however, you will be given the option of purchasing a new Contract.

  •
  If at least 10 years elapse between the Rider Effective Date and your Benefit Election Date, we will increase your Maximum Withdrawal Percentage (described below) by 1%, which means you will be permitted to withdraw a greater amount each year once you begin taking SecurePay Withdrawals. (Please note: If you select the SecurePay R72 Benefit, then we will not increase your Maximum Withdrawal Percentage by 1% if 10 years elapse. See "SecurePay R72 Benefit" below.)

  •
  You may limit the value of the benefit if you begin taking SecurePay Withdrawals too soon. For example, SecurePay Withdrawals reduce your Contract Value (but not the Benefit Base) and may limit the potential for increasing the Benefit Base through higher Contract Values on Contract Anniversaries. Also, if your Benefit Election Date is within the two years of the Rider Effective Date, you will shorten the period of time during which you could increase your Benefit Base because you may not make additional Purchase Payments on or after the Benefit Election Date.

the maximum allowed is the greater of the AWA or the RMD determined as of the preceding December 31st.

Benefit Available on Maximum Annuity Commencement Date (oldest Owner's or Annuitant's 95th birthday)

        You must annuitize the Contract no later than the oldest Owner's or Annuitant's 95th birthday ("Maximum Annuity Commencement Date"). The SecurePay rider will terminate on the Annuity Commencement Date, whether or not you have begun your SecurePay Withdrawals.

        If your SecurePay rider is in effect on the Maximum Annuity Commencement Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments for life equal to the AWA divided by 12. If you do not select an Annuity Option, your annuity payments will be the greater of (i) the AWA divided by 12 or (ii) monthly payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Commencement Date. For more information regarding Annuity Options, including Certain Period options, see ANNUITY PAYMENTS, Annuity Options.

SecurePay Fee

        We deduct a fee for the SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the valuation Day that occurs after each Valuation Period containing a Monthly Anniversary Day. The SecurePay rider fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA. Accordingly, you must have transferred some assets from your DCA account to Sub-Accounts in accordance with the Allocation by Investment Category program before the fee is charged.

        The SecurePay Fee will vary depending on when you purchase the rider and whether or not you have selected the SecurePay R72 Benefit and/or the SecurePay GMAB, as follows:

	Maximum	Current
SecurePay rider
Purchase of SecurePay rider at time of Contract Purchase	0.95%	0.50%
Purchase of SecurePay rider under RightTimeSM option	0.95%	0.60%
SecurePay rider with SecurePay R72 Benefit
Purchase of SecurePay rider at time of Contract Purchase	1.40%	0.70%
Purchase of SecurePay rider under RightTimeSM option	1.60%	0.80%
SecurePay rider with SecurePay GMAB
Purchase of SecurePay rider at time of Contract Purchase	1.30%	0.65%
Purchase of SecurePay rider under RightTimeSM option	1.50%	0.75%
SecurePay rider with SecurePay R72 Benefit and SecurePay GMAB
Purchase of SecurePay rider at time of Contract Purchase	1.70%	0.85%
Purchase of SecurePay rider under RightTimeSM option	1.90%	0.95%

        We may increase the SecurePay fee. However, we will not increase the SecurePay Fee above the maximum amounts listed in the table above.

        If we increase the SecurePay Fee, we will give you at least 30 days' notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value (i.e., your SecurePay Anniversary Value will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. If you have purchased the SecurePay R72 Benefit, we also will no longer calculate the SecurePay Roll-up Value when determining your Benefit Base if you elect not to pay the increase in your SecurePay Fee. See "SecurePay R72 Benefit." If you have purchased the SecurePay GMAB, and you elect not to pay the increase in your SecurePay Fee you also will not be permitted to "step-up" the GMAB Guaranteed Amount or repurchase the SecurePay GMAB following its termination. You will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional SecurePay Roll-up Values, additional "step-ups" of the GMAB Guaranteed Amounts or repurchase the SecurePay GMAB following its termination.

Terminating the SecurePay Rider

        The SecurePay rider will terminate upon the earliest of:

  •
  termination of the SecurePay rider by the Owner (permitted after the SecurePay rider has been in effect for at least ten years);

  •
  full surrender or termination of the Contract;

  •
  changing your designation of a Covered Person or Persons on or after the Benefit Election Date;

  •
  the Annuity Commencement Date;

  •
  noncompliance with the Allocation Guidelines and Restrictions.

        Deduction of the monthly fee for the SecurePay rider ceases upon termination. If purchased, the SecurePay R72 Benefit and/or the SecurePay GMAB will terminate on the date the SecurePay rider terminates (if not sooner). See "Secure Pay R72 Benefit" and "SecurePay Guaranteed Minimum Accumulation Benefit (GMAB)."

Spousal Continuation

        If the Benefit Election indicates Single Life Coverage and the SecurePay rider terminates due to the death of the Covered Person and the surviving spouse elects to continue the Contract and become the new Owner, the surviving spouse may also exercise the RightTimeSM option immediately (if it is available at that time) and purchase a new SecurePay rider. We will waive the 5-year waiting period. The surviving spouse's benefit under the SecurePay rider will be subject to the terms and conditions of the rider in effect at that time. See "Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider."

        If the SecurePay Benefit Election indicates Joint Life Coverage (see "Selecting Your Coverage Option"), and the surviving spouse elects to continue the Contract and the SecurePay rider, the Annual Withdrawal Amount remains the same until the next Contract Anniversary. On the next Contract Anniversary, the Benefit Base will be the greater of the Contract Value (which will reflect the Death Benefit) or the current Benefit Base and we will recalculate the Annual Withdrawal Amount, if necessary, using the Maximum Withdrawal Percentage determined on the Benefit Election Date.

Reinstating the SecurePay Rider Within 30 Days of Termination

        If your SecurePay rider terminated due to a Prohibited Allocation instruction (See "Allocation Guidelines and Restrictions") and you made no additional Purchase Payment after the termination, you may request that we reinstate the rider.

        Your written reinstatement request must correct the previous Prohibited Allocation instruction by either directing us to allocate your Contract Value in accordance with the required Sub-Account allocations under the Allocation by Investment Category program and/or resume portfolio rebalancing. We must receive your written reinstatement request within 30 days of the date the rider terminated. The reinstated rider will have the same terms and conditions, including the same SecurePay Rider Effective Date, Benefit Base, AWA, SecurePay Fee and, if applicable, Maximum Withdrawal Percentage, as it had prior to termination. In addition, if we reinstate your SecurePay rider, we also will reinstate your SecurePay Roll-up Benefit and/or your SecurePay GMAB (if applicable).

Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider

        If your SecurePay rider has terminated, you may exercise the RightTimeSM option and purchase a new SecurePay rider before the Annuity Commencement Date if five years have passed since the termination of the prior SecurePay rider. We do not require a five-year waiting period, however, if your prior SecurePay rider terminated because of the death or change of a Covered Person during the Benefit Period.

        If all the conditions to purchase a new SecurePay rider have been met, we will issue the rider upon our receipt of your written request to exercise the RightTimeSM option. The new rider will be subject to the terms and conditions of the SecurePay rider in effect at the time it is issued. This means:

  •
  The initial Benefit Base will be equal to the Contract Value as of the new Rider Effective Date.

  •
  The time period applicable to the Maximum Withdrawal Percentage determination will begin from the new Rider Effective Date.

  •
  When we calculate the AWA under the new SecurePay rider, we will base the Maximum Withdrawal Percentage on the age of the Owner (the younger Owner in the case of two Owners) as of the new rider's Benefit Election Date.

  •
  We will impose the current SecurePay Fee in effect on the new Rider Effective Date.

  •
  If you purchase a new SecurePay rider with the SecurePay GMAB, a new GMAB Period will begin as of the new Rider Effective Date and your GMAB Guaranteed Amount will be equal to your Contract Value as of that date. We also will increase the GMAB Guaranteed Amount dollar-for-dollar for each Purchase Payment received by us during the first year following the date of purchase (although any Purchase Payments that we receive after that first year will not increase the GMAB Guaranteed Amount). We will set your increased SecurePay Fee to equal the fee we are currently charging for a newly issued SecurePay rider with the SecurePay GMAB.

        Please note you may only purchase a new SecurePay rider with the SecurePay R72 Benefit and/or the SecurePay GMAB if these benefits were available on the date that you purchased the Contract.

Tax Consequences

        For a discussion of tax consequences specific to the SecurePay benefit, please see TAXATION OF ANNUITIES IN GENERAL, Tax Consequences of SecurePay Withdrawals.

SUSPENSION OR DELAY IN PAYMENTS

        Payments of a partial or full surrender of the Variable Account value or death benefit are usually made within seven (7) calendar days. However, we may delay such payment of a partial or full surrender of the Variable Account value or death benefit for any period in the following circumstances where permitted by state law:

  (1)
  when the New York Stock Exchange is closed; or

  (2)
  when trading on the New York Stock Exchange is restricted; or

QuickLinks

DESCRIPTION OF THE CONTRACT
SUSPENSION OR DELAY IN PAYMENTS